

07001137

OMMISSION
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 0 8 2007 210 MAIL PROCESSING SECTION WASH, D.C.

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SEC FILE NUMBER
8-39356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th floor (Address) St. Louis (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 3 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.



Signature

PRESIDENT

Title

AIMEE R. BISHOP
Notary Public — Notary Seal
STATE OF MISSOURI
Jefferson County
My Commission Expires: June 12, 2007



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

January 31, 2007

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Wedgewood Partners, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$	176,434
Marketable securities		498,280
Deposit with clearing organization		110,844
Receivable from clearing organization		39,282
Equipment and leasehold improvements, net of accumulated depreciation and amortization		179,132
Total Assets	$	1,003,972

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	42,629
Income taxes payable		23,957
Deferred taxes, net		48,500
Total Liabilities		115,086
Stockholders' Equity		
Common stock, $1 par value, authorized 150,000 shares, issued and outstanding 110,909 shares		110,909
Additional paid-in capital		673,475
Retained earnings		104,502
Total Stockholders' Equity		888,886
Total Liabilities and Stockholders' Equity	$	1,003,972

See accompanying notes to financial statements

Wedgewood Partners, Inc.
STATEMENT OF INCOME
For The Year Ended December 31, 2006

REVENUES	
Commissions	$ 419,358
Investment company shares	85,728
Investment advisory fees	3,966,897
Interest and dividends	42,754
Other income	31,202
	4,545,939
EXPENSES	
Employee compensation and benefits	3,518,673
Data communications expenses	184,316
Operating expenses	477,945
Occupancy expenses	136,687
Clearance fees	124,698
Other expenses	3,063
	4,445,382
INCOME BEFORE PROVISION FOR INCOME TAXES	100,557
PROVISION FOR INCOME TAXES	37,344
NET INCOME	$ 63,213

Wedgewood Partners, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2006

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	110,909	$ 110,909	$ 673,475	$ 41,289	$ 825,673
Net income	-	-	-	63,213	63,213
Balance, December 31, 2006	110,909	$ 110,909	$ 673,475	$ 104,502	$ 888,886

Wedgewood Partners, Inc.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 63,213
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	26,376
Deferred income taxes	22,200
(Increase) decrease in assets:	
Marketable securities	(220,460)
Deposit with clearing organization	(5,719)
Receivable from clearing organization	3,886
Receivables from customers and others	14,739
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(198,048)
Income taxes payable	22,990
Net Cash Used in Operating Activities	(270,823)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(125,893)
Net Cash Used in Investing Activities	(125,893)
DECREASE IN CASH AND CASH EQUIVALENTS	(396,716)
CASH AND CASH EQUIVALENTS, Beginning of year	573,150
CASH AND CASH EQUIVALENTS, End of year	$ 176,434

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 7,560

Wedgewood Partners, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of investments in U.S. government agency obligations at December 31, 2006.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2006 is $76,434 which is not covered under FDIC insurance.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These securities consist of debt and equity securities stated at market value. The resulting difference between cost and market is included in income.

Securities transactions are recorded on the settlement-date basis.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Realized gains of $32,124 and unrealized losses of $1,488 are included in other income on the Statement of Income.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, computed using straight line and accelerated methods. The assets are depreciated and amortized over the shorter of their lease term or useful lives, which range from 3 to 7 years.

Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on the net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.75% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Advertising

Advertising costs, which totaled $53,317 for the year ended December 31, 2006, are expensed as incurred and included in operating expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment and leasehold improvements, unrealized gains and losses, and charitable contribution carryovers for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

B. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of:

Leasehold improvements	$ 104,604
Furniture and equipment	327,115
Computer software	10,974
Computer hardware	9,584
Artwork	15,244
	467,521
Less: Accumulated depreciation and amortization	288,389
	$ 179,132

Depreciation and amortization charged against income amounted to $26,376 for the year ended December 31, 2006.

C. RETIREMENT PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $162,554 in 2006.

D. INCOME TAXES

The current and deferred portions of the income tax expense included in the Statement of Income is as follows:

Current	$ 20,000
Deferred	17,344
Total Provision	$ 37,344

The deferred tax asset and deferred tax liability are shown as a net number on the Statement of Financial Condition as follows:

Deferred tax asset	$ 18,700
Deferred tax liability	67,200
Deferred tax liability, net	$ 48,500

E. RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

F. OPERATING LEASES

The Company leases office space under a non-cancelable operating lease. The total future minimum rental commitments required under the non-cancelable operating lease are as follows:

December 31,	
2007	$ 97,798
2008	99,792
2009	102,638
2010	103,690
2011	43,204
	$ 447,122

Rent expense amounted to $104,376 for the year ended December 31, 2006.

G. SETTLEMENT OF CONTINGENCY

The Company was involved in a disagreement with a bank related to certain investment advisory referral fees due. The Company disputed certain interpretations of the applicable provisions of the investment advisory fee agreement. The Company withheld payment of these referral fees until this matter was resolved during the year ended December 31, 2006. The difference between the amount accrued at December 31, 2005 and the amount paid during 2006 is reflected in investment advisory fee income. The Company has no additional liability related to this matter at December 31, 2006.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Wedgewood Partners, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2006

Total Stockholders' Equity	$ 888,886
Less non-allowable assets:	
Equipment and leasehold improvements, net	179,132
12b-1 Fees receivable from clearing organization	1,173
Deferred tax asset	18,700
Total non-allowable assets	199,005
Net capital before haircuts on securities positions	689,881
Haircuts on securities:	
Government securities	20,496
Equity securities	4,741
Total haircuts on securities	25,237
Net Capital	$ 664,644
Aggregate Indebtedness	$ 133,786
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 414,644
Excess net capital at 1000% (as defined on FOCUS)	$ 651,265
Ratio of aggregate indebtedness to net capital	.20 to 1

Wedgewood Partners, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2006

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement, Under Rule 15c3-3" are inapplicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE · 10TH FLOOR · ST. LOUIS, MISSOURI 63101-2298 · (314) 655-5500 · FAX (314) 655-5501 · www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects an entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be significant deficiencies as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anderson Bradshaw Keller & Dodd LLP

January 31, 2007

END